FRANCHISE HOLDINGS INTERNATIONAL, INC.
5910 South University Boulevard, C-18, Unit 165
Littleton, Colorado  80121

March 21, 2013

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Washington, D.C.  20549

Re:           Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 28, 2012
File No. 0-27631

Dear Mr. Thompson:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated March 5, 2013 (the “Comment Letter”) regarding Franchise Holdings International, Inc. (the “Company”).  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Item 9A.  Controls and Procedures, page 11

1.	Please revise to state your conclusion on your disclosure controls and procedures as of September 30, 2012. Refer to Item 307 of Regulation S-K.

We have changed the date under Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures to be effective as of September 30, 2012.

Signatures, page 15

2.
Please note that the report should also be signed by your principal executive officer, principal financial officer and principal accounting officer on your behalf and in his capacities as principal executive officer, principal financial officer and principal accounting officer in the second signature block.  Please revise.  Refer to the signature section and General Instruction D(2) of Form 10-K.

The signature page has been revised to reflect this change.

On behalf of Franchise Holdings International, Inc. (the “Company”), the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRANCHISE HOLDINGS INTERNATIONAL, INC.

By:   /s/ A. J. Boisdrenghien
         A. J. Boisdrenghien, President